SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

August 11, 2023

VIA EDGAR

Brian Fetterolf/Dietrich King

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SunCar Technology Group Inc. (the “Company”)
Registration Statement on Form F-1
(File No. 333-273391) (the “Registration Statement”)

Dear Mr. Fetterolf and Mr. King:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. E.T. on August 15, 2023, or as soon thereafter as practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Very truly yours,

SunCar Technology Group Inc.

By:	/s/ Zaichang Ye
Name:	Zaichang Ye
Title:	Chief Executive Officer (Principal Executive Officer)